UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Eaton Vance National Municipal Income Trust (FEV)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27826B100

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 27826B100

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  597,834

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  597,834

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

597,834

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

14.04%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D/A as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, has accumulated 597,834 shares of FEV on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 14.04% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM represents beneficial ownership of 597,834 shares or 14.04% of the outstanding shares. George W. Karpus presently owns 12,710 shares. Mr. Karpus purchased shares on August 21, 2007 at $13.90 (4,000 shares), August 1, 2007 at $13.90 (1,410 shares), August 16, 2007 at $13.24 (4,150 shares), September 19, 2007 at $13.61 (950 shares), September 26, 2007 at $13.48 (100 shares) and on September 27, 2007 at $13.54 (2,100 shares). Jo Ann Van Degriff presently owns 3,130 shares. Ms. Van Degriff purchased shares on June 14, 2007 at $13.94 (150 shares), June 15, 2007 at $13.89 (450 shares), June 19, 2007 at $13.86 (50 shares), June 22, 2007 at $13.95 (150 shares), July 12, 2007 at $13.90 (40 shares), October 17, 2007 at $13.47 (50 shares), October 26, 2007 at $13.61 (40 shares), November 14, 2007 at $12.71 (1,120 shares), November 16, 2007 at $12.50 (680 shares), and on November 19, 2007 at $12.49 (400 shares). Karpus Management, Inc. presently owns 1,500 shares. KMI purchased shares on November 20, 2007 at $13.98 (100 shares), July 12, 2007 at $13.94 (280 shares), July 13, 2007 at $13.89 (100 shares), July 16, 2007 at $13.88 (150 shares), July 18, 2007 at $13.81 (50 shares), July 26, 2007 at $13.95 (50 shares), August 7, 2007 at $13.82 (70 shares), August 10, 2007 at $13.54 (50 shares), August 14, 2007 at $13.51 (50 shares), October 19, 2007 at $13.63 (400 shares) and on October 22, 2007 at $13.56 (200 shares). Urbana Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 8.29%. Urbana Partners L.P. currently owns 67,500 shares of FEV. None of the other principals of KIM presently own shares of FEV.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/26/2008  (900)  $12.20
 7/7/2008  (400)  $12.18
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of FEV for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on July 10, 2008, a copy of which is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Senior Director of Investments
Date:   July 14, 2008

EXHIBIT 1
Letter to the Fund
Transmitted July 10, 2008

        July 10, 2008
Mr. John E. Pelletier, Chief Legal Officer
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

Re: Eaton Vance Insured Florida Plus Municipal Bond Fund ("EIF") and
 Eaton Vance National Municipal Income Trust ("FEV")
 (collectively, the "Funds")

Mr. Pelletier:
We would like to commend the Board for its recently announced recommendation to EIF shareholders to merge EIF into the Eaton Vance Insured Municipal Bond Fund ("EIM") at a special meeting of shareholders to be held in October. Consequently, we wish to withdraw our termination proposal, director nominees and shareholder list request, which were submitted to EIF on April 17, 2008 and April 24, 2008.

Given the Board's recently announced action, we also believe that the Board must also address similar circumstances facing shareholders of FEV. In fact, a press release issued by FEV on December 12, 2007 and reiterated again on June 19, 2008 indicated: "... the Board of Trustees of FEV may in the future consider other actions, potentially including a merger of FEV into a similar closed-end Eaton Vance national municipal bond fund." Without further action by the Board, shareholders of FEV continue to bear concentrated geographical risk without any additional benefit for doing so.

Thank you for your time and consideration and again I commend the Board for its recently announced solution for shareholders of EIF.

Sincerely,

/s/
Sharon L. Thornton
Senior Director of Investments